Commerce Court West, 199 Bay Street P.O. Box 247, Suite 4405 Toronto, Ontario Canada M5L 1E8 +1.416.360.8484

CONFIDENTIAL

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

July 15, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission Office of Healthcare & Insurance Division of Corporation Finance	FOIA Confidential Treatment Request Pursuant to 17 C.F.R. § 200.83
100 F Street, N.E. Washington, D.C. 20549 Attn: Kiera Nakada and Mary Mast

Re:	Sundial Growers Inc. | Anticipated Price Range

Registration Statement on Form F-1

Filed July 5, 2019

File No. 333-232573

Ladies and Gentlemen:

On behalf of our client, Sundial Growers Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”). The Company originally submitted the above-referenced Registration Statement (the “Registration Statement”) to the Commission on July 5, 2019. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in this letter.

All dollar amounts contained in this letter represent Canadian dollars, consistent with the Registration Statement, unless otherwise noted.

Estimated IPO Price Range

To assist the Staff in its review, the Company advises the Staff that, although not yet reflected in the Registration Statement, based on discussions with the Company’s management and board of directors, and reflecting input from the lead underwriters (the “Underwriters”) for the Company’s proposed initial public offering (“IPO”), if the Company were to commence

Confidential Treatment Request by Sundial Growers Inc.

Pursuant to 17 C.F.R. § 200.83

Sundial Growers Inc. – A-002

marketing of the transaction today, the Company presently anticipates that the estimated price range would be US$[***] to US$[***] (or approximately $[***] to $[***] based on current exchange rates) per share for the Company’s common shares (the “Preliminary IPO Price Range”) with a midpoint of the anticipated range of US$[***] (or approximately $[***]) per share (the “Preliminary Assumed IPO Price”).

The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect the share split that the Company intends to effect prior to the Commission’s declaration of effectiveness of the Registration Statement (the “Share Split”). The appropriate ratio for the Share Split is still under consideration by the Company in consultation with the Underwriters. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to the Share Split, will include a price range of no more than US$2.00, if the maximum price is US$10.00 per share or less, or 20%, if the maximum price is greater than US$10.00 per share, unless otherwise approved by the Staff.

The Company’s final post-split range remains under discussion between the Company and the Underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Share-Based Compensation Expense

The Company’s discussion of share-based compensation for financial reporting purposes is primarily contained within the section of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Components of Our Results of Operations—Share-based compensation expense,” which is included on page 79 of the Registration Statement. As disclosed, the Company’s board of directors, with input from management, has estimated the fair value of its common shares at various grant dates considering its then most recently available third-party transactions involving its common shares, and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant, including:

•	the Company’s stage of development;

•	the impact of significant corporate events, operational changes or milestones;

•	material risks related to the business;

•	regulatory developments in the Company’s industry that are expected to have an impact on its operations or available markets for its products;

•	the Company’s financial condition and operating results, including its revenue, history of net losses and levels of available capital resources;

•	equity market conditions affecting comparable public companies;

•	general U.S. and Canadian market conditions;

Confidential Treatment Request by Sundial Growers Inc.

Pursuant to 17 C.F.R. § 200.83

Sundial Growers Inc. – A-003

•	the likelihood and potential timing of achieving a liquidity event or completing an offering of common shares, such as an initial public offering; and

•	the instruments involved illiquid securities of a private company.

The estimated fair value of the Company’s common shares at the time of grant is used to determine the associated share-based compensation expense. In the case of warrants, the Company determines the amount of share-based compensation expense by utilizing the Black-Scholes pricing model with inputs based on the terms of the warrants, including the strike price, and other estimates and assumptions, including the expected life of the warrant, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of the warrants granted.

Common Share Valuation Methodologies

The Company’s determination of the fair value of common shares was performed with reference to third-party financing transactions where a valuation of the Company’s common shares was established or implied.

The Company has consummated several key financing transactions over the past 18-month period. Each transaction was negotiated between the Company and an arm’s-length third-party and resulted in a valuation, either express or implied, of the Company’s common shares. Subsequently, the Company has used the value attributed to its common shares on the date of each such transaction and used it as a determination of fair value of its common shares as of such date.

Based on the material terms of the financing, the Company, in certain cases, determined it was appropriate to apply a discount to the implied value. In particular, the Company may apply a discount to properly risk-adjust particular outcomes that, as of the date of the valuation, had not yet occurred and were not certain. A discount may also account for other differences, including the relative illiquidity of the common shares.

The financing transactions identified by the Company to establish fair value of its common shares occurred only intermittently. As such, during the fiscal year beginning January 1, 2019, the Company interpolated between transaction dates and implied share values on a straight-line basis. The Company decided an interpolation was appropriate to reflect its rapid growth and development. The interpolated share valuation as of the last day of the month (or other period) was applied consistently to all share and warrant issuances within such month (or other period) to calculate the share-based compensation expense.

Common Share Value from March 1, 2018 through December 31, 2018

Commencing March 1, 2018, the Company adjusted its share valuation estimate to $4.75 to coincide with the price it received for its common shares in a series of private placement share issuances commencing on that date to investors that included arm’s length third party investors.

Confidential Treatment Request by Sundial Growers Inc.

Pursuant to 17 C.F.R. § 200.83

Sundial Growers Inc. – A-004

Effective August 20, 2018, the share valuation estimate was further adjusted to $6.25 per common share based on exercises of warrants at that price by holders that included arm’s length third parties.

In both cases, the Company believes these values to have been appropriate. During the year ended December 31, 2018, the Company was a going concern. Following the legalization of adult-use cannabis in Canada on October 17, 2018, the Company did not realize any revenue until the first fiscal quarter of 2019.

Common Share Value from January 1, 2019 through May 10, 2019

During the three months ended March 31, 2019 a number of events occurred which were considered by the Company to have a potential effect on the valuation of its common shares. The Company began scaling production following the licensing by Health Canada of various new cultivation rooms. The Company realized its first revenue during this quarter as it began delivering dried flower cannabis to the Alberta Gaming, Liquor and Cannabis Commission. Furthermore, on February 22, 2019 the Company signed an agreement to make a significant acquisition of Bridge Farm.

On May 10, 2019, the Company closed the first tranche of a private placement offering of 8% unsecured convertible promissory notes (“8% Notes”) to accredited investors in Canada, the United States and elsewhere. The total aggregate principal amount of 8% Notes sold to investors in May 2019 was $92.6 million. The note purchase agreement negotiated between the Company and lead investors in the offering established a valuation for the Company of $1.75 billion, which, based on the number of the Company’s common shares then outstanding, resulted in an implied equity value of $26.34 per share.

Based on the terms of the 8% Notes, the Company determined that it was appropriate to apply a discount of 33% to the equity valuation implied in the 8% Notes offering to give account to the lack of a liquid market for the Company’s common shares, which resulted in a net risk-adjusted implied value per common share of $17.65.

Using values of $6.25 per common share on January 31, 2019 and $17.65 per common share on May 10, 2019, the Company interpolated on a straight-line basis to estimate the fair value of its common shares on the last day of each intervening month.

Period	Estimated Fair Value
(per common share)
January 2019	$6.25
February 2019	$11.35
March 2019	$14.02
April 2019	$16.61
May 1, 2019 – May 10, 2019	$17.65

Confidential Treatment Request by Sundial Growers Inc.

Pursuant to 17 C.F.R. § 200.83

Sundial Growers Inc. – A-005

The above estimated fair values for each of January, February and March were used to compute the Company’s share-based compensation expense in its interim financial statements for the three months ended March 31, 2019.

Common Share Value from May 11, 2019 through June 30, 2019

The Company has not yet finalized its financial results for the three and six months ended June 30, 2019; however, it has performed a preliminary analysis to date on the value of the common share for the share-based compensation expenses incurred during the period.

The Company is of the view that the Preliminary Assumed IPO Price of $[***] per common share is an appropriate estimate of fair value assuming the success of the IPO and achieving an offering price within the Preliminary IPO Price Range. Based on the fact that the completion and timing of an IPO was not certain at June 30, 2019, and as a result of certain accretive transactions that have occurred in the weeks since June 30, 2019, the Company determined that it was appropriate to apply a discount of 15% to the Preliminary Assumed IPO Price, which resulted in a net risk-adjusted implied value per common share of $[***].

In making a determination of the appropriate discount to apply to the Preliminary Assumed IPO Price to reflect the estimated fair value of the Company’s common shares on June 30, 2019, the Company considered the following:

•

The Preliminary Assumed IPO Price necessarily assumes that the IPO has successfully occurred and that a public market for the Company’s common shares has been created, which was uncertain on June 30, 2019;

•	The Company was a private company with illiquid securities on June 30, 2019;

•

The Preliminary Assumed IPO Price reflects the Company’s expectation that all 8% Notes will be, and a portion of its other outstanding convertible notes may be, converted into common shares upon the IPO and, as a result, will reduce or eliminate certain superior rights and preferences of the convertible notes as compared to its common shares and reduce the Company’s third-party liabilities;

•

The Preliminary Assumed IPO Price reflects significant benefits the Company expects to accrue as a result of becoming publicly traded following the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and with reduced borrowing costs, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions;

•	The Company completed its significant acquisition of Bridge Farm on July 2, 2019, which is a material and important transaction for the Company; and

•	The Company has advanced negotiations related to refinancing certain of its credit facilities and other favorable changes to its capital structure.

Confidential Treatment Request by Sundial Growers Inc.

Pursuant to 17 C.F.R. § 200.83

Sundial Growers Inc. – A-006

Using values of $17.65 per common share on May 10, 2019 and $[***] per common share on June 30, 2019, the Company interpolated on a straight-line basis to estimate the fair value of its common shares on May 31, 2019.

Period	Estimated Fair Value
(per common share)
May 1, 2019 – May 10, 2019	$17.65
May 11, 2019 – May 31, 2019	$[***]
June 2019	$[***]

These estimates of fair values will be used to compute the Company’s share-based compensation expense in its interim financial statements for the three and six months ended June 30, 2019.

* * *

In conclusion, the Company respectfully submits that the difference between the latest valuation as of June 30, 2019 and the Preliminary Assumed IPO price is reasonable. As requested by the Staff, the Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

The Company respectfully requests that certain of the information contained in this request letter be treated as confidential information and that the SEC provides timely notice to Mr. James Keough, Chief Financial Officer, Sundial Growers Inc., #200, 919 – 11 Avenue SW, Calgary, AB T2R 1P3 (403) 948-5227 before it permits any disclosure of the underlined and highlighted information contained in this letter.

We hope the Staff finds that the foregoing answers are responsive to its comments and look forward to resolving any outstanding issues as quickly as possible. If you should have any questions or further comments with respect to the Registration Statement, or if you wish to discuss the above, please do not hesitate to contact me at (212) 848-7974.

Very truly yours,

/s/ Jason Lehner
Jason Lehner

cc:	Sonia Bednarowski, United States Securities and Exchange Commission

Dietrich King, United States Securities and Exchange Commission

James Keough, Chief Financial Officer, Sundial Growers Inc.

Cameron Sebastian, Vice President Finance, Sundial Growers Inc.

Merritt Johnson, Shearman & Sterling LLP